United States securities and exchange commission logo





                               July 8, 2021

       Jennifer Deason
       Chief Executive Officer and President
       Belong Acquisition Corp.
       c/o Ledgewood PC
       Two Commerce Square
       2001 Market Street, Suite 3400
       Philadelphia, PA 19103

                                                        Re: Belong Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed June 22, 2021
                                                            File No. 333-253857

       Dear Ms. Deason:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. We note your disclosure on pages 59 and 126 state that the federal district courts of the
                                                        United States will be
the exclusive forum for actions arising under the Securities
                                                        Act. Please ensure that
the forum selection provision in Section 12.1 of your Amended and Restated
Certificate of Incorporation states this clearly.
   2. We note you disclose that up to 10 anchor investors have expressed an interest to purchase up to 9.9% each of the
units sold in this offering. Please revise your filing to identify such anchor investors and
disclose the aggregate percentage of shares that will be held by the
 Jennifer Deason
Belong Acquisition Corp.
July 8, 2021
Page 2
       anchor investors if they purchase the maximum amount of shares in this offering, and the impact on the percentage of public shares needed to approve an acquisition if the sponsor member and anchor investors purchase the maximum amount of units in the offering and vote them in favor of the transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve the initial business combination are present at the meeting. Please also include risk factor disclosure addressing the risk that the anchor investors' interest in founder shares may provide an incentive to vote in favor of any business combination.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.



                                                            Sincerely,
FirstName LastNameJennifer Deason
                                                            Division of
Corporation Finance
Comapany NameBelong Acquisition Corp.
                                                            Office of Energy &
Transportation
July 8, 2021 Page 2
cc:       Mark Rosenstein
FirstName LastName